Consent of Independent Registered Public Accounting Firm

We consent to the inclusion and incorporation by reference in this Registration Statement on Form F-1 of Sphere 3D Corp. of our reports dated March 29, 2019, relating to the 2018 consolidated financial statements of Sphere 3D Corp., appearing in the prospectus, and in the Annual Report on Form 10-K of Sphere 3D Corp. for the year ended December 31, 2019 (which reports express an unqualified opinion and include explanatory paragraphs relating to a going concern uncertainty and a change in accounting principle, and an emphasis of a matter paragraph relating to discontinued operations), and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Diego, California

March 25, 2021